DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
T[redacted]740680
In
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DSM

Heerlen, 7 October 2005

Appointment of Chief Innovation Officer marks start of Vision 2010 strategy

Vision 2010 – Building on Strengths, DSM's new strategy for the next five years that was presented yesterday, has a strong focus on accelerating market-driven growth and innovation and on New Business Development. In this context an Innovation Center will be established at corporate level to accelerate and support innovation.

The Innovation Centre will be managed by a newly created position of a Chief Innovation Officer. The DMS Managing Board of Directors has appointed Mr Dr. Rob van Leen (48), at present Business Group Director of the DSM Food Specialties business group, to be the company's Chief Innovation Officer. It is expected that Mr Van Leen will resume his new position in the first quarter of 2006.

The Innovation Center will comprise a.o. a Corporate Technology office, an Innovation Competence Center and an Innovation Shared Service Center (including corporate licensing, venturing and intellectual property activities) and will lead the Emerging Business Area programs (Personalized nutrition, Biomedical materials, Specialty Packaging and White –or industrial-biotechnology).

Rob van Leen has worked for DSM since 1987. He held various positions in the company; a.o. Business Group Director of DSM Food Specialties, Business Unit Director of DSM Dairy Ingredients and Technology Director of R&D at DSM Food Specialties. Mr Van Leen has a PhD in Mathematics and Physics from Nijmegen University and an MSc in Biologics from Utrecht University. He also holds an MBA degree from Nyenrode University.

About DSM
DSM is active worldwide in nutrition and pharma ingredients, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 23,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782035
fax +31 (45) 5740680

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595

e-mail media.relations@dsm.com e-mail investor.relations@dsm.com

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